Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE MONTHS ENDED

MARCH 31, 2021

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings (Loss)

		Three Months Ended March 31
	Note	2021	2020
			Note 1
SALES	2	4,658	4,198
Freight, transportation and distribution		211	212
Cost of goods sold		3,291	3,101
GROSS MARGIN		1,156	885
Selling expenses		673	642
General and administrative expenses		103	104
Provincial mining taxes		58	57
Share-based compensation expense (recovery)	3	23	(32)
Other expenses	4	21	32
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		278	82
Finance costs		120	133
EARNINGS (LOSS) BEFORE INCOME TAXES		158	(51)
Income tax expense (recovery)	5	25	(16)
NET EARNINGS (LOSS)		133	(35)
Attributable to
Equity holders of Nutrien		127	(35)
Non-controlling interest		6	-
NET EARNINGS (LOSS)		133	(35)

NET EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.22	(0.06)
Diluted		0.22	(0.06)
Weighted average shares outstanding for basic EPS		569,658,000	571,168,000
Weighted average shares outstanding for diluted EPS		570,901,000	571,168,000

Condensed Consolidated Statements of Comprehensive Income (Loss)

	Three Months Ended March 31
(Net of related income taxes)	2021	2020
NET EARNINGS (LOSS)	133	(35)
Other comprehensive income (loss)
Items that will not be reclassified to net earnings (loss):
Net actuarial gain on defined benefit plans	-	3
Net fair value gain (loss) on investments	48	(19)
Items that have been or may be subsequently reclassified to net earnings (loss):
Loss on currency translation of foreign operations	(30)	(315)
Other	6	(27)
OTHER COMPREHENSIVE INCOME (LOSS)	24	(358)
COMPREHENSIVE INCOME (LOSS)	157	(393)
Attributable to
Equity holders of Nutrien	151	(393)
Non-controlling interest	6	-
COMPREHENSIVE INCOME (LOSS)	157	(393)

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended March 31
	Note	2021	2020

OPERATING ACTIVITIES
Net earnings (loss)		133	(35)
Adjustments for:
Depreciation and amortization		480	473
Share-based compensation expense (recovery)		23	(32)
Impairment of assets		4	-
Provision for (recovery of) deferred income tax		10	(22)
Other long-term assets, liabilities and miscellaneous		(10)	(40)
Cash from operations before working capital changes		640	344
Changes in non-cash operating working capital:
Receivables		(392)	(323)
Inventories		(1,785)	(1,428)
Prepaid expenses and other current assets		688	766
Payables and accrued charges		697	115
CASH USED IN OPERATING ACTIVITIES		(152)	(526)
INVESTING ACTIVITIES
Additions to property, plant and equipment		(325)	(363)
Additions to intangible assets		(33)	(32)
Business acquisitions, net of cash acquired		(21)	(57)
Other		(9)	7
CASH USED IN INVESTING ACTIVITIES		(388)	(445)
FINANCING ACTIVITIES
Proceeds from short-term debt, net		101	4,494
Proceeds from long-term debt		-	6
Repayment of long-term debt		-	(501)
Repayment of principal portion of lease liabilities		(78)	(64)
Dividends paid to Nutrien’s shareholders	7	(255)	(256)
Repurchase of common shares	7	(1)	(160)
Issuance of common shares		42	-
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(191)	3,519

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(11)	(37)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(742)	2,511
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		1,454	671
CASH AND CASH EQUIVALENTS – END OF PERIOD		712	3,182
Cash and cash equivalents comprised of:
Cash		601	389
Short-term investments		111	2,793
		712	3,182
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		76	96
Income taxes paid		39	35
Total cash outflow for leases		97	92

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Net Fair Value (Loss) Gain on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien (Note 1)	Non- Controlling Interest (Note 1)	Total Equity

BALANCE – DECEMBER 31, 2019	572,942,809	15,771	248	(29)	-	(204)	(18)	(251)	7,101	22,869	38	22,907

Net loss	-	-	-	-	-	-	-	-	(35)	(35)	-	(35)

Other comprehensive (loss) income	-	-	-	(19)	3	(315)	(27)	(358)	-	(358)	-	(358)

Shares repurchased (Note 7)	(3,832,580)	(105)	(55)	-	-	-	-	-	-	(160)	-	(160)

Dividends declared	-	-	-	-	-	-	-	-	(254)	(254)	-	(254)

Effect of share-based compensation including issuance of common shares	35,706	1	4	-	-	-	-	-	-	5	-	5

Transfer of net loss on cash flow hedges	-	-	-	-	-	-	5	5	-	5	-	5

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(3)	-	-	(3)	3	-	-	-

BALANCE – MARCH 31, 2020	569,145,935	15,667	197	(48)	-	(519)	(40)	(607)	6,815	22,072	38	22,110

BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(36)	-	(62)	(21)	(119)	6,606	22,365	38	22,403

Net earnings	-	-	-	-	-	-	-	-	127	127	6	133

Other comprehensive income (loss)	-	-	-	48	-	(30)	6	24	-	24	-	24

Shares repurchased (Note 7)	(14,978)	(1)	-	-	-	-	-	-	-	(1)	-	(1)

Dividends declared	-	-	-	-	-	-	-	-	(262)	(262)	-	(262)

Dividends of non-controlling interest	-	-	-	-	-	-	-	-	-	-	(1)	(1)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	-	-	(1)	(1)

Effect of share-based compensation including issuance of common shares	965,744	50	(3)	-	-	-	-	-	-	47	-	47

Transfer of net gain on cash flow hedges	-	-	-	-	-	-	(3)	(3)	-	(3)	-	(3)

BALANCE – MARCH 31, 2021	570,211,172	15,722	202	12	-	(92)	(18)	(98)	6,471	22,297	42	22,339

 1   Any amounts incurred during a period were transferred to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		March 31		December 31

As at	Note	2021	2020	2020

			Note 1	Note 1

ASSETS

Current assets

Cash and cash equivalents		712	3,182	1,454

Receivables		4,230	3,837	3,581

Inventories		6,714	6,290	4,930

Prepaid expenses and other current assets		819	716	1,505

		12,475	14,025	11,470

Non-current assets

Property, plant and equipment		19,451	20,209	19,660

Goodwill		12,199	11,893	12,198

Other intangible assets		2,460	2,379	2,388

Investments		630	810	562

Other assets		678	552	914

TOTAL ASSETS		47,893	49,868	47,192

LIABILITIES

Current liabilities

Short-term debt		252	5,498	159

Current portion of long-term debt		14	-	14

Current portion of lease liabilities		260	221	249

Payables and accrued charges		8,742	7,362	8,058

		9,268	13,081	8,480

Non-current liabilities

Long-term debt		10,040	8,544	10,047

Lease liabilities		876	848	891

Deferred income tax liabilities	5	3,168	3,130	3,149

Pension and other post-retirement benefit liabilities		456	426	454

Asset retirement obligations and accrued environmental costs		1,610	1,620	1,597

Other non-current liabilities		136	109	171

TOTAL LIABILITIES		25,554	27,758	24,789

SHAREHOLDERS’ EQUITY

Share capital	7	15,722	15,667	15,673

Contributed surplus		202	197	205

Accumulated other comprehensive loss		(98)	(607)	(119)

Retained earnings		6,471	6,815	6,606

Equity holders of Nutrien		22,297	22,072	22,365

Non-controlling interest		42	38	38

TOTAL SHAREHOLDERS’ EQUITY		22,339	22,110	22,403

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47,893	49,868	47,192

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three Months Ended March 31, 2021

NOTE 1  BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, known as “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are consistent with those used in the preparation of our 2020 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2020 annual consolidated financial statements. In April 2021, the IFRS Interpretations Committee published a final agenda decision clarifying how to recognize certain configuration and customization expenditures related to cloud computing. We are currently evaluating the impact of this agenda decision; however, we do not anticipate it will have a material impact on our financial statements. We expect to implement the change in 2021.

Certain immaterial 2020 figures have been reclassified in the condensed consolidated statements of earnings (loss), condensed consolidated statements of changes in shareholders’ equity, condensed consolidated balance sheets and segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

We prepare our interim financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. We have assessed our accounting estimates and other matters that require the use of forecasted financial information for the impacts arising from the novel coronavirus (“COVID-19”) pandemic. The future assessment of these estimates, including expectations about the severity, duration and scope of the pandemic, could differ materially in future reporting periods. As a result of the COVID-19 pandemic, we incurred directly attributable and incremental COVID-19 related expenses in other expenses (Note 4).

These interim financial statements were authorized by the audit committee of the Board of Directors for issue on May 3, 2021.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produce.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended March 31, 2021

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,960	631	695	372	-	-	4,658

– intersegment	12	90	160	72	-	(334)	-

Sales – total	2,972	721	855	444	-	(334)	4,658

Freight, transportation and distribution	-	110	95	59	-	(53)	211

Net sales	2,972	611	760	385	-	(281)	4,447

Cost of goods sold	2,320	291	610	319	-	(249)	3,291

Gross margin	652	320	150	66	-	(32)	1,156

Selling expenses	667	3	7	2	(6)	-	673

General and administrative expenses	39	2	2	2	58	-	103

Provincial mining taxes	-	58	-	-	-	-	58

Share-based compensation expense	-	-	-	-	23	-	23

Other expenses (income)	15	1	(26)	3	28	-	21

(Loss) earnings before finance costs and income taxes	(69)	256	167	59	(103)	(32)	278

Depreciation and amortization	177	124	129	38	12	-	480

EBITDA	108	380	296	97	(91)	(32)	758

Integration and restructuring related costs	1	-	-	-	9	-	10

Share-based compensation expense	-	-	-	-	23	-	23

Impairment of assets	-	-	4	-	-	-	4

COVID-19 related expenses	-	-	-	-	9	-	9

Foreign exchange loss, net of related derivatives	-	-	-	-	2	-	2

Adjusted EBITDA	109	380	300	97	(48)	(32)	806

Assets – at March 31, 2021	21,624	11,817	10,240	1,391	3,257	(436)	47,893

	Three Months Ended March 31, 2020

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	2,652	547	646	326	27	-	4,198

– intersegment	9	64	132	57	-	(262)	-

Sales – total	2,661	611	778	383	27	(262)	4,198

Freight, transportation and distribution	-	94	100	70	-	(52)	212

Net sales	2,661	517	678	313	27	(210)	3,986

Cost of goods sold	2,120	265	581	320	25	(210)	3,101

Gross margin	541	252	97	(7)	2	-	885

Selling expenses	635	3	7	2	(5)	-	642

General and administrative expenses	38	2	2	2	60	-	104

Provincial mining taxes	-	57	-	-	-	-	57

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

Other expenses	16	1	2	6	7	-	32

(Loss) earnings before finance costs and income taxes	(148)	189	86	(17)	(28)	-	82

Depreciation and amortization	155	96	150	63	9	-	473

EBITDA	7	285	236	46	(19)	-	555

Integration and restructuring related costs	-	-	-	-	10	-	10

Share-based compensation recovery	-	-	-	-	(32)	-	(32)

COVID-19 related expenses	-	-	-	-	2	-	2

Foreign exchange gain, net of related derivatives	-	-	-	-	(27)	-	(27)

Adjusted EBITDA	7	285	236	46	(66)	-	508

Assets – at December 31, 2020 ¹	20,526	11,707	10,077	1,388	3,917	(423)	47,192

1 In 2021, certain assets related to transportation, distribution and logistics were reclassified under Corporate and Others as these are centrally managed. Depreciation expense related to these assets remains allocated to the rest of the segments based on usage.

Unaudited	In millions of US dollars except as otherwise noted

Presented below is revenue from contracts with customers disaggregated by product line or geographic location for each reportable segment.

	Three Months Ended March 31

	2021	2020

Retail sales by product line

Crop nutrients	1,016	785

Crop protection products	1,085	1,010

Seed	463	394

Merchandise	230	216

Nutrien Financial	25	16

Services and other	173	255

Nutrien Financial elimination [1]	(20)	(15)

	2,972	2,661

Potash sales by geography

Manufactured product

North America	442	319

Offshore [2]	279	292

	721	611

Nitrogen sales by product line

Manufactured product

Ammonia	188	156

Urea	274	262

Solutions, nitrates and sulfates	197	196

Other nitrogen and purchased products	196	164

	855	778

Phosphate sales by product line

Manufactured product

Fertilizer	272	221

Industrial and feed	126	120

Other phosphate and purchased products	46	42

	444	383

1 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 9).

NOTE 3  SHARE-BASED COMPENSATION

The following table summarizes the awards granted under our existing share-based compensation plans described in Note 5 of our 2020 annual consolidated financial statements:

	Three Months Ended March 31

	2021	2020

Stock options:

Granted (number of units)	1,518,490	2,293,802

Weighted average grant date fair value (US dollars)	11.77	7.18

Cash-settled share-based awards granted (number of units)	1,198,148	1,278,324

Unaudited	In millions of US dollars except as otherwise noted

NOTE 4  OTHER (INCOME) EXPENSES

	Three Months Ended March 31

	2021	2020

Integration and restructuring related costs	10	10

Foreign exchange loss (gain), net of related derivatives	2	(31)

Earnings of equity-accounted investees	(20)	(10)

Bad debt expense	2	6

COVID-19 related expenses	9	2

Impairment of assets	4	-

Other expenses	14	55

	21	32

NOTE 5  INCOME TAXES

A separate estimated average annual effective income tax rate was determined for each taxing jurisdiction and applied individually to the interim period pre-tax earnings for each jurisdiction.

	Three Months Ended March 31

	2021	2020

Income tax expense (recovery)	25	(16)

Actual effective tax rate on earnings/loss (%)	16	37

Actual effective tax rate including discrete items (%)	16	32

Discrete tax adjustments that impacted the tax rate	-	2

Income tax balances within the condensed consolidated balance sheets were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	As at March 31, 2021	As at December 31, 2020
Income tax assets
Current	Receivables	373	83
Non-current	Other assets	89	305
Deferred income tax assets	Other assets	249	242
Total income tax assets		711	630
Income tax liabilities
Current	Payables and accrued charges	79	48
Non-current	Other non-current liabilities	42	40
Deferred income tax liabilities	Deferred income tax liabilities	3,168	3,149
Total income tax liabilities		3,289	3,237

Unaudited	In millions of US dollars except as otherwise noted

NOTE 6  FINANCIAL INSTRUMENTS

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department. There have been no changes to our valuation methods presented in Note 10 of the 2020 annual consolidated financial statements and those valuation methods have been applied in these interim financial statements.

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost:

	March 31, 2021				December 31, 2020

Financial assets (liabilities) measured at	Carrying Amount	Level 1 [1]	Level 2 [1]	Level 3	Carrying Amount	Level 1 [1]	Level 2 [1]

Fair value on a recurring basis

Cash and cash equivalents	712	-	712	-	1,454	-	1,454

Derivative instrument assets	41	-	41	-	45	-	45

Other current financial assets - marketable securities [2]	166	24	142	-	161	24	137

Investments at FVTOCI [3]	211	201	-	10	153	153	-

Derivative instrument liabilities	(43)	-	(43)	-	(48)	-	(48)

Amortized cost

Current portion of long-term debt

Fixed and floating rate debt	(14)	-	(14)	-	(14)	-	(14)

Long-term debt

Notes and debentures	(9,991)	(7,994)	(3,177)	-	(9,994)	(3,801)	(7,955)

Fixed and floating rate debt	(49)	-	(49)	-	(53)	-	(53)

1 During the periods ended March 31, 2021 and December 31, 2020, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis.

2 Marketable securities consist of equity and fixed income securities. We determine the fair value of equity securities based on the bid price of identical instruments in active markets. We value fixed income securities using quoted prices of instruments with similar terms and credit risk.

3 Investments at fair value through other comprehensive income (“FVTOCI”) is primarily comprised of shares in Sinofert Holdings Ltd.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 7  SHARE CAPITAL

Share repurchase programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased

2019 Normal Course Issuer Bid	February 27, 2019	February 26, 2020	42,164,420	7	33,256,668

2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100

2021 Normal Course Issuer Bid [1]	March 1, 2021	February 28, 2022	28,468,448	5	14,978
1 The 2021 normal course issuer will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchase activities during the period:

	Three Months Ended March 31

	2021	2020

Number of common shares repurchased for cancellation	14,978	3,832,580

Average price per share (US dollars)	52.93	41.96

Total cost	1	160

Dividends declared

We declared a dividend per share of $0.46 (2020 – $0.45) during the three months ended March 31, 2021, payable on April 15, 2021 to shareholders of record on March 31, 2021.

Anti-dilutive shares

As we recorded a net loss for the three months ended March 31, 2020, all stock options had an anti-dilutive effect. If we had net earnings, the diluted weighted average shares calculation would have included 66,806 stock options for the three months ended March 31, 2020.

NOTE 8  SEASONALITY

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets and trade payables. Our short-term debt also fluctuates during the year to meet working capital needs. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

NOTE 9  RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 2.

As at	March 31, 2021	December 31, 2020

Receivables from Canpotex	161	122